Brookfield

Brookfield Renewable Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT SEPTEMBER 30, 2020 AND DECEMBER 31, 2019 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2020	December 31, 2019	January 1, 2019
Assets			as adjusted(1)	as adjusted(1)
Current assets
Cash and cash equivalents	12	$377	$304	$342
Restricted cash	13	248	161	125
Trade receivables and other current assets	14	642	675	619
Financial instrument assets	4	48	41	23
Due from related parties	17	239	182	281
		1,554	1,363	1,390
Financial instrument assets	4	50	59	102
Equity-accounted investments	11	345	360	304
Property, plant and equipment	7	31,170	32,647	30,765
Intangible assets		235	241	261
Goodwill		871	949	948
Deferred income tax assets	6	10	4	2
Other long-term assets		108	134	204
Total Assets		$34,343	$35,757	$33,976
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$438	$443	$444
Financial instrument liabilities	4	174	125	128
Payable due to related parties	17	476	201	107
Non-recourse borrowings	8	839	605	1,058
Lease purchase commitment	8	554	—	—
Provisions		43	50	68
Exchangeable and class B shares	10	6,032	—	—
		8,556	1,424	1,805
Financial instrument liabilities	4	523	444	479
Non-recourse borrowings	8	11,173	11,353	10,314
Deferred income tax liabilities	6	3,287	3,590	3,212
Decommissioning liabilities		475	442	341
Provisions		73	83	147
Other long-term liabilities		540	547	448
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	8,212	10,258	9,666
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	9	209	268	273
Brookfield Renewable(2)	10	1,295	7,348	7,291
Total Equity		9,716	17,874	17,230
Total Liabilities and Equity		$34,343	$35,757	$33,976
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
(2)Common equity is attributable to Brookfield Renewable prior to the special distribution and subsequently as a result of the Brookfield Renewable holding all of the class C shares issued by our company. Please refer to Note 2(c) – Basis of presentation, for further details.

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Corporation:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND LOSS

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2020	2019	2020	2019
			as adjusted(1)		as adjusted(1)
Revenues	17	$724	$736	$2,341	$2,445
Other income		5	32	29	56
Direct operating costs		(238)	(259)	(781)	(785)
Management service costs	17	(41)	(28)	(106)	(72)
Interest expense	8	(230)	(164)	(587)	(516)
Share of (loss) earnings from equity-accounted investments	11	(4)	3	(3)	9
Foreign exchange and financial instrument gain (loss)	4	17	(13)	11	(22)
Depreciation	7	(293)	(247)	(806)	(710)
Other		(79)	(26)	(64)	(70)
Remeasurement of exchangeable and class B shares	10	(1,163)	—	(1,163)	—
Income tax recovery (expense)
Current	6	(12)	(12)	(26)	(48)
Deferred	6	17	9	(32)	(33)
		5	(3)	(58)	(81)
Net income (loss)		$(1,297)	$31	$(1,187)	$254
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$—	$27	$31	$118
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	9	(2)	1	4	8
Brookfield Renewable(2)		(1,295)	3	(1,222)	128
		$(1,297)	$31	$(1,187)	$254
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
(2)Net income is attributable to Brookfield Renewable prior to the special distribution as well as subsequently as a result of Brookfield Renewable holding all of the Class C shares issued by our company. Please refer to Note 2(c) – Basis of presentation, for further details.
(3)Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute "ordinary shares" under IAS 33 Earnings per share. See Note 2(s) – Basis of presentation and significant accounting policies, for further details.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2020	2019	2020	2019
			as adjusted(1)		as adjusted(1)
Net income (loss)		$(1,297)	$31	$(1,187)	$254
Other comprehensive income (loss) that will not be reclassified to net income:
Revaluations of property, plant and equipment	7	36	—	36	—
Actuarial loss on defined benefit plans		—	—	(5)	(7)
Deferred income taxes on above items		(5)	—	(4)	9
Equity-accounted investments	11	1	—	—	—
Total items that will not be reclassified to net income		32	—	27	2
Other comprehensive (loss) income that may be reclassified to net income:
Foreign currency translation		(160)	(541)	(1,421)	(444)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	4	(1)	(23)	(33)	(29)
Unrealized (loss) gain on foreign exchange swaps net investment hedge	4	(13)	12	8	20
Reclassification adjustments for amounts recognized in net income	4	(7)	(3)	(44)	(6)
Deferred income taxes on above items		2	—	13	(1)
Equity-accounted investments	11	—	—	(2)	—
Total items that may be reclassified subsequently to net income		(179)	(555)	(1,479)	(460)
Other comprehensive income (loss)		(147)	(555)	(1,452)	(458)
Comprehensive income (loss)		$(1,444)	$(524)	$(2,639)	$(204)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(82)	$(297)	$(686)	$(148)
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	9	(8)	(19)	(61)	(9)
Brookfield Renewable(2)		(1,354)	(208)	(1,892)	(47)
		$(1,444)	$(524)	$(2,639)	$(204)
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
(2)Comprehensive income is attributable to Brookfield Renewable prior to the special distribution as well as subsequently as a result of Brookfield Renewable holding all of the class C shares issued by our company. Please refer to Note 2(c) – Basis of presentation, for further details.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Brookfield Renewable	Foreign currency translation	Revaluation surplus	Other	Total Brookfield Renewable	Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at June 30, 2020 (as adjusted(1))	$1,356	$(1,560)	$6,853	$(6)	$6,643	$215	$9,374	$16,232
Net income	(1,295)	—	—	—	(1,295)	(2)	—	(1,297)
Other comprehensive income (loss)	—	(69)	14	(4)	(59)	(6)	(82)	(147)
Capital contributions	2	—	—	—	2	—	20	22
Dividends declared and return of capital	(2)	—	—	—	(2)	—	(79)	(81)
Special distribution/TerraForm Power acquisition	(4,371)	20	392	(21)	(3,980)	—	(1,026)	(5,006)
Other	(10)	(4)	—	—	(14)	2	5	(7)
Change in period	(5,676)	(53)	406	(25)	(5,348)	(6)	(1,162)	(6,516)
Balance, as at September 30, 2020	$(4,320)	$(1,613)	$7,259	$(31)	$1,295	$209	$8,212	$9,716

Balance, as at June 30, 2019 (as adjusted(1))	$1,830	$(854)	$6,282	$(5)	$7,253	$277	$9,460	$16,990
Net income	3	—	—	—	3	1	27	31
Other comprehensive income (loss)	—	(208)	—	(3)	(211)	(20)	(324)	(555)
Capital contributions	13	—	—	—	13	—	—	13
Dividends declared and return of capital	(77)	—	—	—	(77)	(2)	(126)	(205)
Other	10	(1)	—	1	10	3	1	14
Change in period	(51)	(209)	—	(2)	(262)	(18)	(422)	(702)
Balance, as at September 30, 2019 (as adjusted (1))	$1,779	$(1,063)	$6,282	$(7)	$6,991	$259	$9,038	$16,288
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Brookfield Renewable	Foreign currency translation	Revaluation surplus	Other	Total Brookfield Renewable	Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2019 (as adjusted(1))	$1,452	$(956)	$6,853	$(1)	$7,348	$268	$10,258	$17,874
Net income	(1,222)	—	—	—	(1,222)	4	31	(1,187)
Other comprehensive income (loss)	—	(675)	14	(9)	(670)	(65)	(717)	(1,452)
Capital contributions	102	—	—	—	102	—	29	131
Dividends declared and return of capital	(276)	—	—	—	(276)	—	(363)	(639)
Special distribution/TerraForm Power acquisition	(4,371)	20	392	(21)	(3,980)	—	(1,026)	(5,006)
Other	(5)	(2)	—	—	(7)	2	—	(5)
Change in period	(5,772)	(657)	406	(30)	(6,053)	(59)	(2,046)	(8,158)
Balance, as at September 30, 2020	$(4,320)	$(1,613)	$7,259	$(31)	$1,295	$209	$8,212	$9,716

Balance, as at January 1, 2019 (as adjusted (1))	$1,907	$(881)	$6,274	$(9)	$7,291	$273	$9,666	$17,230
Net income	128	—	—	—	128	8	118	254
Other comprehensive income (loss)	—	(177)	—	2	(175)	(17)	(266)	(458)
Capital contributions	13	—	—	—	13	—	—	13
Dividends declared and return of capital	(275)	—	—	—	(275)	(8)	(487)	(770)
Other	6	(5)	8	—	9	3	7	19
Change in period	(128)	(182)	8	2	(300)	(14)	(628)	(942)
Balance, as at September 30, 2019 (as adjusted (1))	$1,779	$(1,063)	$6,282	$(7)	$6,991	$259	$9,038	$16,288
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2020	2019	2020	2019
Operating activities			as adjusted(1)		as adjusted(1)
Net income		$(1,297)	$31	$(1,187)	$254
Adjustments for the following non-cash items:
Depreciation	7	293	247	806	710
Unrealized financial instruments loss (gain)	4	(19)	13	(14)	20
Share of earnings from equity-accounted investments	11	4	(3)	3	(9)
Deferred income tax (recovery) expense	6	(17)	(9)	32	33
Other non-cash items		61	10	48	32
Remeasurement of exchangeable shares and class B shares	10	1,163	—	1,163	—
Dividends received from equity-accounted investments	11	—	2	2	4
Changes in payable to or due from related parties		(6)	(9)	38	63
Net change in working capital balances		(41)	14	(20)	40
		141	296	871	1,147
Financing activities
Proceeds from non-recourse borrowings	8	342	976	1,222	1,628
Repayment of non-recourse borrowings	8	(299)	(332)	(1,089)	(942)
Repayment of lease liabilities		(8)	(9)	(21)	(23)
Capital contributions from non-controlling interests	9	17	—	29	—
Capital contributions from Brookfield Renewable	9	2	13	102	13
Exchangeable share issuance costs		(21)	—	(21)	—
Distributions paid and return of capital:
To participating non-controlling interests	9	(79)	(124)	(365)	(487)
To Brookfield Renewable	9,10	—	(82)	(236)	(267)
Related party borrowings, net	17	77	47	19	(129)
		31	489	(360)	(207)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	3	—	(732)	(105)	(732)
Investment in property, plant and equipment	7	(91)	(46)	(198)	(122)
Proceeds from disposal of assets		—	—	11	—
Restricted cash and other		(117)	(58)	(143)	(33)
		(208)	(836)	(435)	(887)
Foreign exchange loss on cash		7	(6)	(3)	(6)
Cash and cash equivalents
(Decrease) Increase		(29)	(57)	73	47
Balance, beginning of period		406	446	304	342
Balance, end of period		$377	$389	$377	$389
Supplemental cash flow information:
Interest paid		$208	$142	$513	$477
Interest received		$6	$7	$14	$13
Income taxes paid		$11	$14	$24	$35
(1)As adjusted to reflect the historical financial statements of the combined United States, Colombian and Brazilian operations of Brookfield Renewable Partners L.P. contributed to our company on July 30, 2020 and TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
1. ORGANIZATION AND DESCRIPTION OF OUR COMPANY
(a) Brookfield Renewable Corporation
Brookfield Renewable Corporation ("BEPC" or the "company") and its subsidiaries, own and operate a portfolio of renewable energy power generating facilities primarily in North America, Europe, Colombia and Brazil. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on September 9, 2019 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”, or, collectively with its controlled subsidiaries, including BEPC "Brookfield Renewable", or, collectively with its controlled subsidiaries, excluding BEPC, the "partnership"). Brookfield Asset Management Inc. (“Brookfield Asset Management” or together with its controlled subsidiaries, excluding Brookfield Renewable, "Brookfield") is our company’s ultimate parent. The class A exchangeable subordinate voting shares (“exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”. The registered head office of Brookfield Renewable Corporation is 250 Vesey Street, New York, NY, United States.
(b) Special Distribution
On July 30, 2020, the partnership completed the “special distribution” whereby holders of LP units as of July 27, 2020 (the “Record Date”) received one exchangeable share for every four LP units held. Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the exchangeable shares to all the holders of its equity units and to its general partners. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 33.1 million exchangeable shares and (ii) the partnership received approximately 44.7 million exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, but prior to the TerraForm Power acquisition (as defined below), (i) holders of LP units held approximately 42.8% of the issued and outstanding exchangeable shares of the company, (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in the company, and all of the issued and outstanding class C non-voting shares, or class C shares, of the company, which entitle the partnership to all of the residual value in the company after payment in full of the amount due to holders of the exchangeable shares and class B shares. Holders of exchangeable shares hold an aggregate 25.0% voting interest in the company.
Prior to the completion of the special distribution on July 30, 2020, BEPC acquired the United States, Colombian and Brazilian Operations of the partnership (the "Business"), excluding a 10% interest in the Colombian and certain Brazilian operations of the Business owned through BRP Bermuda Holdings I Limited ("LATAM holdco") that the partnership retained post-closing.
Refer to Note 2(b) – Continuity of interests and 2(c) – Basis of presentation for the basis of presentation of the special distribution.
Prior to the completion of the special distribution, BEPC entered into the following agreements:
i)Credit Support
Two direct and indirect wholly-owned subsidiaries of BEPC fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. These arrangements do not have or are not

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
ii)Subordinated Credit Facilities
BEPC entered into two credit agreements with the partnership, one as borrower and one as lender, which we refer to as the Subordinated Credit Facilities, each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within the Brookfield Renewable. One credit facility will permit BEPC to borrow up to $1.75 billion from the partnership and the other will constitute an operating credit facility that will permit the partnership to borrow up to $1.75 billion from BEPC. The Subordinated Credit Facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans.
iii)Equity Commitment Agreement
The partnership provided BEPC an equity commitment in the amount of $1 billion. The equity commitment may be called by BEPC in exchange for the issuance of a number of class C shares to the partnership, corresponding to the amount of the equity commitment called divided by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which exchangeable shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that the partnership continues to control BEPC and has the ability to elect a majority of the BEPC board of directors. The rationale for the equity commitment is to provide the company with access to equity capital on an as-needed basis and to maximize our flexibility. Pursuant to the equity commitment, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date the company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the exchangeable shares.
iv)Management Services Agreement
Wholly-owned subsidiaries of Brookfield (“Service Providers”) provide management services to the company pursuant to the partnership’s existing master services agreement, (the “Master Services Agreement”), which was amended in connection with the completion of the special distribution. There is no increase to the Base Management Fee (as defined below) and incentive distribution fees currently paid by the partnership, though BEPC will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC’s proportionate share of the Base Management Fee (as defined below). BEPC’s proportionate share of the Base Management Fee (as defined below) will be calculated on the basis of the value of BEPC’s business relative to that of the partnership. Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Provider, Brookfield Renewable pays an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the total capitalization value of Brookfield Renewable exceeds an initial reference value. In the event that the measured total capitalization value of Brookfield Renewable in a given period is less than the initial reference value, the Service Providers will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis.
v)BEPC Voting Agreements
BEPC entered into voting agreements with Brookfield (“BEPC Voting Agreements”) to provide BEPC with control over certain of the entities through which BEPC holds interests in its operating subsidiaries. Pursuant to the BEPC Voting Agreements, voting rights with respect to any of the applicable entities will be voted in accordance with the direction of BEPC with respect to certain matters, including the election of directors. As a result, BEPC controls and consolidates the applicable entities from an accounting point of view.
vi)Registration Rights Agreement
BEPC entered into a Registration Rights Agreement with BEP and Brookfield, pursuant to which BEPC agreed that, upon the request of Brookfield Asset Management, BEPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any exchangeable shares held by Brookfield. BEPC has agreed to pay certain expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement or prospectus.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

(c) Acquisition of TerraForm Power
On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. ("TerraForm Power") pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.
After giving effect to the special distribution and the TerraForm Power acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of exchangeable shares and class B shares, holds an approximate 84.7% voting interest in BEPC. Holders of exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC.
Concurrent with the closing of the TerraForm Power acquisition, Brookfield and the partnership entered into voting agreements with BEPC, giving BEPC a number of voting rights with respect to the TerraForm Power common stock held by the partnership and its affiliates, other than BEPC, including the authority to direct the election of the directors of TerraForm Power. As a result, BEPC controls TerraForm Power and consolidates TerraForm Power from an accounting point of view.
Refer to Note 2(b) – Continuity of interests and 2(c) – Basis of presentation for the basis of presentation of the TerraForm Power acquisition.
2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
These unaudited interim condensed consolidated financial statements (“interim financial statements”) of our company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34 as issued by the International Accounting Standards Board or the IASB and using the accounting policies described below.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with our company’s December 31, 2019 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim financial statements were authorized for issuance by the Board of Directors of our company and authorized of issue on November 4, 2020.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, €, R$, and COP are to United States (“U.S.”) dollars, Euros, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Continuity of interests
The partnership directly and indirectly controlled the Business prior to the special distribution and will continue to control the Business subsequent to the special distribution through its interests in our company. Accordingly, BEPC and its financial position and results of operations have been reflected using Brookfield Renewable’s carrying values prior to the special distribution.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

To reflect this continuity of interests, these interim consolidated financial statements provide comparative information of our company for the periods prior to the special distribution, as previously reported by Brookfield Renewable. The economic and accounting impact of contractual relationships created or modified in conjunction with the special distribution (see Note 1(b) – Special distribution) have been reflected prospectively from the date of the special distribution as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to July 30, 2020 are presented based on the historical financial information for our company as previously reported by Brookfield Renewable. For the period after completion of the special distribution, the results are based on the actual results of our company, including the adjustments associated with the special distribution and the execution of several new and amended agreements. As Brookfield Renewable holds all of the class C shares of our company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the Brookfield Renewable prior to and after the special distribution.
Simultaneously with the completion of the TerraForm Power acquisition, our company entered into voting agreements with the partnership and certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to our company. As a result, our company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to our company is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The results of TerraForm Power that was not owned by our company will be presented as non-controlling interests to our company retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.
(c) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
For the periods prior to July 30, 2020, the financial statements include a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the United States, Brazilian and Colombian businesses controlled by the partnership that were contributed to our company effective July 30, 2020. Effective July 30, 2020, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.
Subsequent to the special distribution, our company is no longer allocated general corporate expenses of the partnership as the functions which they related are now provided through the third amended and restated master services agreement dated as of May 11, 2020, among the Service Recipients (as defined therein), Brookfield Asset Management Inc. (“Brookfield”), the Service Providers (as defined therein) and others, as amended (the “Master Services Agreement”). The base management fee related to the services received under the Master Services Agreement has been recorded as part of management service costs in the interim consolidated financial statements.
For the periods prior to July 31, 2020, the financial statements include the assets, liabilities, revenues, expenses, and cash flows of the TerraForm Power business controlled by Brookfield that were acquired by our company through the TerraForm Power acquisition which is considered to be a transaction between entities under common control. The combined results of TerraForm Power are presented during the periods prior to July 31, 2020 with the interest acquired through the TerraForm Power acquisition presented as non-controlling interests to our company. All intercompany balances, transactions, revenues and expenses within our company have been eliminated.
(d) Foreign currency translation
All figures reported in the unaudited interim consolidated financial statements and tabular disclosures to the unaudited interim consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of the company. Each of the foreign operations included in these unaudited interim consolidated financial statements determines

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances are reported in the same manner.
In preparing the unaudited interim consolidated financial statements of the company, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable unaudited interim consolidated statement of financial position dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.
(e) Cash and cash equivalents
Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.
(f) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.
(g) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.
(h) Related party transactions
In the normal course of operations, the company enters into various transactions with related parties, which have been measured at their exchange value and are recognized in the interim consolidated financial statements. Related party transactions are further described in Note 17 – Related party transactions.
(i) Financial Instruments
The company adopted IFRS 9, as issued by the IASB in 2014, which provides more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policy was applied prospectively, with an initial application date of January 1, 2018. The company has not restated the comparative information, which continues to be reported under IAS 39, Financial Instruments Recognition and Measurement ("IAS 39"). The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018.
Initial recognition
Under IFRS 9, regular purchases and sales of financial assets are recognized on the trade date, being the date on which the company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the company has transferred substantially all the risks and rewards of ownership.
At initial recognition, the company measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit and loss ("FVPL"), transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.
Classification and measurement
Subsequent measurement of financial assets depends on the company’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the company classifies its financial assets:

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in profit or loss when the asset is derecognized or impaired.
FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at fair value through other comprehensive income ("FVOCI") with no recycling of gains or losses through profit and loss. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.
FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL.
The company assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI. For trade receivables and contract assets, the company applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.
Evidence of impairment may include:
•Indications that a debtor or group of debtors is experiencing significant financial difficulty;
•A default or delinquency in interest or principal laments;
•Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;
•Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.
Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.
ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.
Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. The company determines the classification of its financial liabilities at initial recognition. The company’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, due to related party balances, tax equity, exchangeable shares, class B shares and class C shares. The class C shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:
FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, and derivative financial instruments entered into by the company that do not meet hedge accounting criteria are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in profit and loss.
The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits ("ITCs"), production tax credits ("PTCs") and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects' cash flows, until a contractually determined point at which the allocations are adjusted (the "Flip Point"). Subsequent to the Flip Point the majority of the project’s U.S. tax able earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects' Flip Point, the company retains control over the projects financed with a tax-equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)
Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in other income with a corresponding reduction to the tax equity liability.

Investment tax credits (ITCs)
ITCs are earned and allocated to the tax equity investor when the qualifying equipment is placed in service. When earned ITCs are recognized as a reduction of the carrying value of the qualifying equipment with a corresponding reduction of the tax equity liability.

Taxable income (loss), including tax attributes such as accelerated tax depreciation
Under the terms of the tax equity agreements, the company is required to allocate specified percentages of taxable income (loss) to the tax equity investor. As amounts are allocated the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within other on the statement of income and loss.

Pay-go contributions
Certain of the contracts contain annual production thresholds. When the thresholds are exceeded the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.

Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment the tax equity liability is reduced in the amount of the cash distribution.

Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in profit and loss when the liabilities are derecognized as well as through the amortization process. Remeasurement gains and losses on financial liabilities classified as amortized cost are presented in the statement of income and loss. Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.
Derivatives and hedge accounting
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.
The company designates its derivatives as hedges of:
•Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);
•Foreign exchange risk associated with net investment in foreign operations (net investment hedges);
•Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and
•Floating interest rate risk associated with payments of debts (cash flow hedges).
At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.
A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:
•There is an ‘economic relationship’ between the hedged item and the hedging instrument;
•The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

•The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the company actually hedges and the quantity of the hedging instrument that the company actually uses to hedge that quantity of hedged item.
The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 4 – Risk management and financial instruments.
When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to profit and loss.
If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit and loss at the time of the hedge relationship rebalancing.
(i) Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss, within foreign exchange and financial instruments gain (loss).
Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects profit and loss.
(ii) Net investment hedges that qualify for hedge accounting
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss within foreign exchange and financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to profit and loss when the foreign operation is partially disposed of or sold.
(iii) Hedge ineffectiveness
The company’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.
(j) Revenue recognition
Effective January 1, 2018, the company adopted IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers.
The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from the company’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as the company delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration the company expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.
Details of the revenue recognized per geographical region are included in Note 5 – Segmented information.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

Where available, the company has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.
If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
The company also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. The company views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. The company views renewable credits to be performance obligations satisfied at a point in time.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the company’s generation activities related to commodity prices.
Contract Balances
Trade receivables – A receivable represents the company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).
(k) Property, plant and equipment and revaluation method
Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.
The company generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, the company initially measures the assets at fair value consistent with the policy described in Note 2(o) – Business combinations. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.
Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 30 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Other assets	Up to 60 years
Costs are allocated to significant components of property, plant and equipment. When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.
Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2019 was 32 years (2018: 33 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation. In June of 2018, the federal government of Brazil provided further clarification to a law that was passed in 2016, which resulted in the company including a one-time thirty year concession renewal period in the valuation of certain of its hydroelectric facilities in Brazil.
Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income in the interim consolidated statements of income. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.
(l) Leases
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:
•the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:
◦Brookfield Renewable has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

◦Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:
•Fixed payments, including in-substance fixed payments;
•Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•Amounts expected to be payable under a residual value guarantee; and
•The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income if the carrying amount of the right-of-use asset has been reduced to zero.
Brookfield Renewable presents right-of-use assets in Property, plant and equipment and lease liabilities in Other long-term liabilities in the consolidated statement of financial position as at December 31, 2019.
Short-term leases and leases of low-value assets
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(m) Asset impairment
At each statement of financial position date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(n) Income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.
Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.
Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.
(o) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, Business Combinations, are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.
To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.
Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the interim consolidated statements of income, whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

(p) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowing costs related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.
(ii) Pension and employee future benefits
Pension and employee future benefits are recognized in the interim consolidated financial statements in respect of employees of the operating entities within the company. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The projected unit credit method, using the length of service and management’s best estimate assumptions, is used to value pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the interim consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the interim consolidated statements of income.
Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the interim consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods.
For defined contribution plans, amounts are expensed based on employee entitlement.
(iii) Decommissioning, restoration and environmental liabilities
Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be settled with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.
(iv) Interest and borrowing costs
Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.
(v) Provisions
A provision is a liability of uncertain timing or amount. A provision is recognized if the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.
(vi) Interest income
Interest income is earned with the passage of time and is recorded on an accrual basis.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

(vii) Government grants
The company becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. The company reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.
With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.
(p) Critical estimates
The company makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the interim consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of the company’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 10 – Property, plant and equipment, at fair value. Judgement is involved in determining the appropriate estimates and assumptions in the valuation of the company’s property, plant and equipment. See Note 2(r)(iii) – Critical judgements in applying accounting policies – Property, plant and equipment for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
The company makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery, expected credit losses and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 4 – Risk management and financial instruments for more details.
(iii) Deferred income taxes
The interim consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the interim consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the company’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

(r) Critical judgements in applying accounting policies
The following are the critical judgements that have been made in applying the accounting policies used in the interim consolidated financial statements and that have the most significant effect on the amounts in the interim consolidated financial statements:
(i) Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of the company. The company exercises judgement in determining whether non-wholly owned subsidiaries are controlled by the company. The company’s judgement included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) the company’s ability to influence the returns of the subsidiary.
(ii) Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated Statements of Income, consolidated Statements of Comprehensive Income, consolidated Statements of Financial Position, consolidated Statements of Changes in Equity and consolidated Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii) Property, plant and equipment
The accounting policy relating to the company’s property, plant and equipment is described in Note 2(k) – Property, plant and equipment and revaluation method. In applying this policy, judgement is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgement is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, the company determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a 20-year discounted cash flow model. 20 years is the period considered reasonable as the company has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
The company’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2027 in Colombia, and 2023 in Europe and Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North America and European businesses, the company has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgements as to what derives a reasonable fair value of its property, plant and equipment.
(iv) Financial instruments
The accounting policy relating to the company’s financial instruments is described in Note 2(i) – Financial instruments. In applying the policy, judgements are made in applying the criteria set out in IFRS 9 and IAS 39, to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
(v) Deferred income taxes
The accounting policy relating to the company’s income taxes is described in Note 2(n) – Income taxes. In applying this policy, judgements are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(s) Earnings per share
The company‘s basic and diluted earnings per share have not been presented in the interim financial statements. As outlined in Note 10 – Exchangeable shares, Class B shares and Class C shares, exchangeable and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned notes for further details.
(t) Recently adopted accounting standards
In August 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendment primarily relate to the modification of financial instruments, allowing for prospective application of the applicable benchmark interest rate and continued application of hedge accounting, provided the amended hedging relationship continues to meet all qualifying criteria.
Our company is currently completing an assessment and implementing its transition plan to address the impact and effect of changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. We expect to have completed our assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on our company.
The company has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

3. ACQUISITIONS
Spanish CSP Portfolio
On February 11, 2020, the company, through its investment in TerraForm Power, completed the acquisition of 100% of a portfolio of two concentrated solar power facilities (together, "Spanish CSP Portfolio") located in Spain with a combined nameplate capacity of approximately 100 MW. The purchase price of this acquisition, including working capital adjustments, was €116 million ($127 million). The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income and loss.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Spanish CSP Portfolio would have been $73 million for the nine months ended September 30, 2020.
The preliminary purchase price allocation, at fair value, with respect to the acquisition is as follows:

(MILLIONS)	Spanish CSP Portfolio
Cash and cash equivalents	$22
Restricted cash	27
Trade receivables and other current assets	33
Property, plant and equipment	661
Deferred tax assets	14
Other non-current assets	8
Current liabilities	(17)
Financial instruments	(148)
Non-recourse borrowings	(469)
Other long-term liabilities	(45)
Fair value of net assets acquired	86
Goodwill	41
Purchase price	$127

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
COVID-19 pandemic has impacted business across the globe and we are monitoring its impact on our business.  While it is difficult to predict how significant the impact of COVID-19 will be, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world and have a robust balance sheet with a strong investment grade rating.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties. The majority of our assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

The following table presents our company's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2020				December 31, 2019
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$377	$—	$—	$377	$304
Restricted cash(1)	333	—	—	333	265
Financial instrument assets(2)
Energy derivative contracts	—	36	47	83	92
Foreign exchange swaps	—	15	—	15	8
Property, plant and equipment	—	—	31,170	31,170	32,647
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(29)	—	(29)	(8)
Interest rate swaps	—	(267)	—	(267)	(138)
Foreign exchange swaps	—	—	—	—	(11)
Tax equity	—	—	(401)	(401)	(412)
Contingent consideration(3)	—	—	(20)	(20)	—
Liabilities for which fair value is disclosed:
Exchangeable and class B shares(4)	(6,032)	—	—	(6,032)	—
Non-recourse borrowing(2)	—	(13,876)	—	(13,876)	(12,604)
Total	$(5,322)	$(14,121)	$30,796	$11,353	$20,143
(1)Includes both the current amount and long-term amount included in Other long-term assets.
(2)Includes both current and long-term amounts.
(3)Amount relates to acquisitions with obligations lapsing in 2021.
(4)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 2(i) – Basis of presentation and significant accounting policies, the class C shares meet certain qualifying criteria and are presented as equity. See Note 10 – Exchangeable shares, Class B shares and Class C shares
There were no transfers between levels during the nine months ended September 30, 2020.
Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	September 30, 2020			December 31, 2019
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$83	$29	$54	$84
Interest rate swaps	—	267	(267)	(138)
Foreign exchange swaps	15	—	15	(3)
Tax equity	—	401	(401)	(412)
Total	98	697	(599)	(469)
Less: current portion	48	174	(126)	(84)
Long-term portion	$50	$523	$(473)	$(385)
(a)   Tax equity
The company owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income.
(b)   Energy derivative contracts
The company has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in our company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument loss in the interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(5)	$(1)	$(6)	$13
Interest rate swaps	(19)	(21)	(39)	(51)
Foreign exchange swaps	18	33	50	50
Tax equity	9	14	(2)	2
Foreign exchange gain (loss)	14	(38)	8	(36)
	$17	$(13)	$11	$(22)
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(2)	$(10)	$26	$26
Interest rate swaps	—	(13)	(60)	(55)
Foreign exchange swaps	1	—	1	—
	(1)	(23)	(33)	(29)
Foreign exchange swaps - net investment	(13)	12	8	20
	$(14)	$(11)	$(25)	$(9)

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive loss for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(7)	$(4)	$(48)	$(11)
Interest rate swaps	—	1	4	5
	$(7)	$(3)	$(44)	$(6)

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

5. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric, 2) wind, 3) solar and 4) storage & other (cogeneration and biomass). This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to our company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by our company apportioned to each of the above-noted items.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
The company uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items.
The company uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2020:

	Attributable to Brookfield Renewable						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Storage & Other	Corporate	Total
Revenues	174	39	47	12	—	272	(7)	459	724
Other income	4	1	3	—	—	8	—	(3)	5
Direct operating costs	(89)	(11)	(11)	(9)	—	(120)	5	(123)	(238)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	2	—	2
Adjusted EBITDA	89	29	39	3	—	160	—	333
Management service costs	—	—	—	—	(37)	(37)	—	(4)	(41)
Interest expense(1)	(32)	(10)	(10)	(2)	—	(54)	2	(112)	(164)
Current income taxes	(5)	(1)	1	—	—	(5)	—	(7)	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(210)	(210)
Funds From Operations	52	18	30	1	(37)	64	—	—
Depreciation	(56)	(30)	(11)	(5)	—	(102)	3	(194)	(293)
Foreign exchange and financial instruments gain (loss)	(1)	16	(19)	(1)	(10)	(15)	1	31	17
Deferred income tax recovery (expense)	15	2	(1)	—	—	16	—	1	17
Other	(7)	(28)	6	1	(1)	(29)	—	(50)	(79)
Dividends on class A exchangeable shares(1)	—	—	—	—	(66)	(66)	—	—	(66)
Remeasurement of exchangeable and class B shares	—	—	—	—	(1,163)	(1,163)	—	—	(1,163)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	212	212
Net income (loss) attributable to Brookfield Renewable	3	(22)	5	(4)	(1,277)	(1,295)	—	—	(1,295)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests of $2 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Total interest expense of $230 million is comprised of amounts on Interest expense and Dividends on class A exchangeable shares.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2019:

	Attributable to Brookfield Renewable					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total
Revenues	208	20	16	—	244	(15)	507	736
Other income	14	—	—	—	14	—	18	32
Direct operating costs	(90)	(5)	(10)	—	(105)	6	(160)	(259)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	9	—	9
Adjusted EBITDA	132	15	6	—	153	—	365
Management service costs	—	—	—	(20)	(20)	—	(8)	(28)
Interest expense(1)	(39)	(4)	(2)	—	(45)	2	(121)	(164)
Current income taxes	(4)	—	—	—	(4)	—	(8)	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(228)	(228)
Funds From Operations	89	11	4	(20)	84	—	—
Depreciation	(61)	(10)	(5)	—	(76)	3	(174)	(247)
Foreign exchange and financial instruments gain (loss)	—	—	(1)	—	(1)	1	(13)	(13)
Deferred income tax recovery (expense)	7	(1)	—	—	6	—	3	9
Other	(10)	—	—	—	(10)	—	(16)	(26)
Share of earnings from equity-accounted investments	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	200	200
Net income (loss) attributable to Brookfield Renewable	25	—	(2)	(20)	3	—	—	3
(1)Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $28 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2020:

	Attributable to Brookfield Renewable						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Storage & Other	Corporate	Total
Revenues	683	68	47	38	—	836	(30)	1,535	2,341
Other income	17	—	3	—	—	20	—	9	29
Direct operating costs	(264)	(21)	(11)	(24)	—	(320)	15	(476)	(781)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	15	—	15
Adjusted EBITDA	436	47	39	14	—	536	—	1,068
Management service costs	—	—	—	—	(81)	(81)	—	(25)	(106)
Interest expense(1)	(95)	(18)	(9)	(6)	—	(128)	7	(400)	(521)
Current income taxes	(10)	—	—	—	—	(10)	—	(16)	(26)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(7)	—	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(627)	(627)
Funds From Operations	331	29	30	8	(81)	317	—	—
Depreciation	(171)	(51)	(11)	(14)	—	(247)	8	(567)	(806)
Foreign exchange and financial instruments gain (loss)	8	14	(18)	(3)	(9)	(8)	3	16	11
Deferred income tax recovery (expense)	(11)	4	(1)	—	—	(8)	—	(24)	(32)
Other	(26)	(27)	7	—	(1)	(47)	—	(17)	(64)
Dividends on class A exchangeable shares(1)	—	—	—	—	(66)	(66)	—	—	(66)
Remeasurement of exchangeable and class B shares	—	—	—	—	(1,163)	(1,163)	—	—	(1,163)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(11)	—	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	592	592
Net income (loss) attributable to Brookfield Renewable	131	(31)	7	(9)	(1,320)	(1,222)	—	—	(1,222)
(1)Share of loss from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $35 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Total interest expense of $587 million is comprised of amounts from on Interest expense and Dividends on class A exchangeable shares.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2019:

	Attributable to Brookfield Renewable					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Storage & Other	Corporate	Total
Revenues	788	50	51	—	889	(41)	1,597	2,445
Other income	20	—	—	—	20	—	36	56
Direct operating costs	(273)	(18)	(29)	—	(320)	16	(481)	(785)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	25	—	25
Adjusted EBITDA	535	32	22	—	589	—	1,152
Management service costs	—	—	—	(51)	(51)	—	(21)	(72)
Interest expense(1)	(115)	(12)	(8)	—	(135)	7	(388)	(516)
Current income taxes	(19)	(1)	—	—	(20)	—	(28)	(48)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(7)	—	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(715)	(715)
Funds From Operations	401	19	14	(51)	383	—	—
Depreciation	(184)	(28)	(15)	—	(227)	8	(491)	(710)
Foreign exchange and financial instruments gain (loss)	5	—	(1)	—	4	1	(27)	(22)
Deferred income tax recovery (expense)	(26)	1	—	—	(25)	—	(8)	(33)
Other	(10)	2	1	—	(7)	—	(63)	(70)
Share of earnings from equity-accounted investments	—	—	—	—	—	(9)	—	(9)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	589	589
Net income (loss) attributable to Brookfield Renewable	186	(6)	(1)	(51)	128	—	—	128
(1)Share of earnings from equity-accounted investments of $9 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $126 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Brookfield Renewable						Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Storage & Other	Corporate	Total
As at September 30, 2020
Cash and cash equivalents	$44	$27	$60	$3	$—	$134	$(3)	$246	377
Property, plant and equipment	9,856	2,239	2,017	547	—	14,659	(484)	16,995	31,170
Total assets	10,599	2,492	2,196	567	—	15,854	(176)	18,665	34,343
Total borrowings	2,557	1,117	1,553	166	—	5,393	(166)	7,339	12,566
Other liabilities	2,397	416	304	11	6,032	9,160	(10)	2,911	12,061
For the nine months ended September 30, 2020:
Additions to property, plant and equipment(1)	269	14	28	8	—	319	(7)	181	493
As at December 31, 2019
Cash and cash equivalents	$21	$3	$—	$1	$—	$25	$(1)	$280	304
Property, plant and equipment	10,490	649	—	596	—	11,735	(517)	21,429	32,647
Total assets	11,197	672	—	633	—	12,502	(204)	23,459	35,757
Total borrowings	2,447	238	—	174	—	2,859	(168)	9,267	11,958
Other liabilities	2,016	105	—	40	—	2,161	(39)	3,803	5,925
For the nine months ended September 30, 2019:
Additions to property, plant and equipment	53	1	—	8	—	62	(7)	35	90
(1)The company exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to the company) to its corresponding right-of-use asset.

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

Additional Segment Information
The following table presents consolidated revenue split by technology for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Hydroelectric	374	425	1,376	1,550
Wind	127	124	406	428
Solar	213	177	539	438
Storage & Other	10	10	20	29
Total	$724	$736	$2,341	$2,445
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	September 30, 2020	December 31, 2019
North America	$19,183	$19,643
Colombia	6,173	7,353
Brazil	2,549	2,897
Europe	3,610	3,114
	$31,515	$33,007
6. INCOME TAXES
The company's effective income tax rate was (5.1)% for the nine months ended September 30, 2020 (2019: 24.2%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Storage & Other(1)	Total(2)
As at December 31, 2019	$20,765	$6,340	$5,308	$234	$32,647
Additions(3)	347	52	93	1	493
Acquisitions through business combinations	—	—	661	—	661
Items recognized through OCI
Change in fair value	—	36	—	—	36
Foreign currency translation	(1,790)	(68)	81	(59)	(1,836)
Items recognized through net income
Changes in fair value	—	(25)	—	—	(25)
Depreciation	(301)	(234)	(261)	(10)	(806)
As at September 30, 2020(4)	$19,021	$6,101	$5,882	$166	$31,170
(1)Includes cogeneration and biomass.
(2)Includes assets under construction of $334 million (2019: $187 million).
(3)The company exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment to its corresponding right-of-use asset. The transaction closed in November 2020.
(4)Includes right-of-use assets not subject to revaluation of $55 million (2019: $50 million) in our hydroelectric segment, $155 million (2019: $177 million) in our wind segment, $139 million (2019: $131 million) in our solar segment, and $2 million (2019: $2 million) in our storage & other segment.

Brookfield Renewable Corporation.	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

8. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, and non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in the United States and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Euro Interbank Offered Rate ("EURIBOR"). The company uses interest rate swap agreements in the United States and Colombia to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2020				December 31, 2019
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric(1)	5.8	9	$5,153	$5,644	6.1	9	$5,153	$5,525
Wind	4.1	10	3,082	3,336	4.1	10	2,982	3,095
Solar	4.4	12	4,355	4,896	4.7	10	3,811	3,970
Storage & Other	—	—	—	—	7.0	16	14	14
Total	4.9	10	$12,590	$13,876	6.1	10	$11,960	$12,604
Add: Unamortized premiums(2)			60				84
Less: Unamortized financing fees(2)			(84)				(86)
Less: Current portion			(839)				(605)
Less: Lease purchase commitment(1)			(554)				—
			$11,173				$11,353
(1)Includes a lease liability of $554 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation. During the second quarter, the company exercised the buy out option related to this lease liability and the transaction close subsequent to September 30, 2020.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
In March 2020, the company completed a refinancing of COP 200 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 2.36% and matures in March 2027.
In March 2020, the company completed a financing totaling $246 million associated with a wind portfolio in the United States. The debt bears interest at a fixed rate of 3.28% and matures in 2037.
In May 2020, the company completed a bridge financing totaling R$250 million ($46 million) associated with a solar development project in Brazil. The loan bears interest at a fixed rate of 5.3% and matures in 2021.
In June 2020, the company completed a refinancing of €484 million ($540 million) associated with a solar portfolio in Spain. The debt is comprised both fixed and variable interest rate tranches and bears an average interest rate of 2.77%. The debt matures in 2037.
In September 2020, the company completed a bond financing associated with the Colombian business totaling COP 450 billion ($120 million). The bonds are comprised of a fixed rate bond bearing interest at 6.26% and matures in 2028 and a variable rate bond bearing interest at the applicable base plus 3.9% and matures in 2045.
In September 2020, the company completed a refinancing of $296 million associated with a solar portfolio in the United States. The debt bears interest at a fixed rate of 3.38% of the applicable base rate and matures in 2043.

Brookfield Renewable Corporation.	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

9. NON-CONTROLLING INTERESTS
The company`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2020	December 31, 2019
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$8,212	$10,258
Participating non-controlling interests – in a holding subsidiary held by Brookfield Renewable	209	268
	$8,421	$10,526

Brookfield Renewable Corporation.	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Isagen institutional investors	Isagen public non-controlling interests	The Catalyst Group	TerraForm Power	Other	Total
As at December 31, 2018	$900	$1,695	$2,667	$—	$2,212	$15	$124	$1,895	$158	$9,666
Net income (loss)	—	—	—	—	154	1	17	(135)	(1)	36
Other comprehensive income (loss)	46	114	324	—	266	2	(41)	200	1	912
Capital contributions	—	2	—	—	—	(2)	—	292	2	294
Dividends declared and return of capital	(24)	(57)	(180)	—	(259)	(1)	(11)	(121)	(20)	(673)
Other	—	2	23	—	2	(2)	—	(2)	—	23
As at December 31, 2019	$922	$1,756	$2,834	$—	$2,375	$13	$89	$2,129	$140	$10,258
Net income (loss)	(11)	(10)	2	3	88	—	20	(64)	3	31
Other comprehensive income (loss)	(42)	(133)	(162)	(2)	(374)	(2)	—	6	(8)	(717)
Capital contributions	—	2	—	27	—	—	—	—	—	29
Dividends declared and return of capital	(5)	(25)	(99)	—	(120)	—	(9)	(70)	(35)	(363)
Special distribution/TerraForm Power acquisition	—	—	—	—	—	—	—	(1,026)	—	(1,026)
Other	1	—	(5)	—	—	(2)	(1)	(15)	22	—
As at September 30, 2020	$865	$1,590	$2,570	$28	$1,969	$9	$99	$960	$122	$8,212
Interests held by third parties	75%-80%	43%-60%	23%-71%	75%	53%	0.3%	25%	33%	21%-30%

Brookfield Renewable Corporation	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020

10. EXCHAGEABLE SHARES, CLASS B SHARES AND CLASS C SHARES
Exchangeable shares, class B shares and class C shares
The exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. The class B shares and the exchangeable shares issued pursuant to the special distribution and the TerraForm Power acquisition were recognized at their fair value of $42.42 per share. Subsequent to initial recognition, the exchangeable and class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one BEP unit. As at September 30, 2020, exchangeable and class B shares were remeasured to reflect the NYSE closing price of one BEP unit, $52.55 per share. Remeasurement gains or losses associated with these shares are recorded in the statements of operating results. During the three months ended September 30, 2020, our shareholders exchanged 85,167 exchangeable shares for an equal number of partnership units resulting in a decrease of $4 million in our financial liability. The company declared and paid dividends at a rate of $0.434 per share on its exchangeable shares outstanding as at August 31, 2020 (record date) resulting in total dividends paid of $50 million. Dividends paid on exchangeable shares are presented as interest expense in the statement of operating results.
The following table provides a continuity schedule of outstanding exchangeable shares and class B shares along with our corresponding liability and remeasurement gains and losses.

	Exchangeable shares outstanding (units)	Class B shares outstanding (units)	BEP unit price ($)	Exchangeable and class B shares ($ million)
Balance as at January 1, 2020	—	—	$—	$—
Share issuance	114,877,953	110	42.42	4,873
Share exchanges(1)	(85,167)	—	45.36	(4)
Remeasurement of liability	—	—	—	1,163
Balance as at September 30, 2020	114,792,786	110	$52.55	$6,032
(1) The unit price reflected here represents the weighted average price of the partnership units exchanged during the period and is calculated based on the NYSE closing price per unit on the date of exchange.
Similar to exchangeable shares and class B shares, class C shares are classified as liabilities due to their cash redemption feature. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. There are 126,400,000 class C shares issued and outstanding as at September 30, 2020.
Subsequent to the quarter, Brookfield completed a secondary offering of approximately 4.7 million exchangeable shares of our company, inclusive of the over-allotment option, at a share price of C$80.20 ($60.06) for net proceeds of approximately C$374 million ($285 million). The company did not sell shares in the offering and did not receive any of the proceeds from the offering of exchangeable shares.
11. EQUITY-ACCOUNTED INVESTMENTS
The following are the company’s equity-accounted investments for the nine months ended September 30, 2020:

(MILLIONS)
Opening balance	$360
Share of net loss	(3)
Share of other comprehensive loss	(2)
Dividends received	(2)
Foreign exchange translation and other	(8)
Ending balance	$345

Brookfield Renewable Corporation.	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020
38

The following table summarizes gross revenues and net income of equity-accounted investments in aggregate at 100%:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Revenue	$15	$28	$61	$83
Net income (loss)	(10)	6	(7)	18
Share of net income (loss)(1)	(4)	3	(3)	9
(1)The company's ownership interest in these entities ranges from 14% to 60%.
The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100%:

(MILLIONS)	September 30, 2020	December 31, 2019
Current assets	$32	$59
Property, plant and equipment	1,022	1,043
Other assets	22	31
Current liabilities	(35)	(54)
Non-recourse borrowings	(357)	(358)
Other liabilities	(2)	(5)
12. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Cash	$353	$282
Short-term deposits	24	22
	$377	$304
13. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Operations	$172	$125
Credit obligations	123	119
Development projects	38	21
Total	333	265
Less: non-current	(85)	(104)
Current	$248	$161
14. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Trade receivables	$464	$453
Prepaids and other	82	137
Other short-term receivables	96	85
	$642	$675
The company receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

Brookfield Renewable Corporation.	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020
39

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Operating accrued liabilities	$175	$218
Accounts payable	118	118
Interest payable on borrowings	75	65
Exchangeable shares distributions and Class C shares distributions payable(1)	10	—
Current portion of lease liabilities	23	18
Other	37	24
	$438	$443
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
16. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
The company, alongside institutional partners, entered into a commitment to invest approximately $34 million to acquire a 210 MW solar development portfolio in Brazil. The transaction is expected to close in the fourth quarter of 2020, subject to customary closing conditions, with the company expected to hold a 25% interest.
Subsequent to quarter-end, the company, alongside institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $46 million, which is targeted for commercial operations in early 2023, with the company expected to hold a 25% interest.
Contingencies
In the normal course of business, from time to time, the company is involved in legal proceedings to the ownership and operations of our fleet. In this regard, TerraForm Power is subject to litigation with respect to an earn-out payment for the acquisition of development assets that SunEdison acquired from the First Wind Sellers in 2014. This claim precedes our initial investment in TerraForm Power in 2017. Additionally, TerraForm Power is subject to litigation relating to a private placement to Brookfield Renewable and affiliates completed in 2018. We cannot predict the impact of pending litigation, nor can we predict the amount of time and expense that will be required to resolve such litigation.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at September 30, 2020 were $584 million (2019: $639 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the

Brookfield Renewable Corporation.	Q3 2020 Interim Consolidated Financial Statements and Notes	September 30, 2020
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agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
LATAM Holdco and BEP Subco Inc. (“Canada SubCo”), each a direct and indirect wholly-owned subsidiary of our company, fully and unconditionally guaranteed (i) the medium term notes issued and payable by Brookfield Renewable Partners ULC, a finance subsidiary of Brookfield Renewable, (ii) the senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., (iii) certain preferred units of Brookfield Renewable, and (iv) the obligations of Brookfield Renewable under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
17. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with Brookfield Renewable and Brookfield.
Management Agreements
Master Services Agreement
Since inception, our parent company has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield Asset Management. The Master Services Agreement was amended in connection with the completion of the special distribution to include BEPC as a service recipient.
The company’s interim consolidated financial statements include general corporate expenses of the partnership which were not historically allocated to the company’s operations. These expenses relate to management fees payable to Brookfield Asset Management and direct operating costs incurred by a subsidiary of the partnership. These allocated expenses have been included as appropriate in the company’s consolidated statements of income. Key decision makers of the company are employees of the ultimate parent company who provide management services under the company’s Master Services Agreement. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect the company’s interim consolidated results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had the company been a standalone business during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Renewable pays a management fee, referred to as the management service costs, to the Service Provider equal to a fixed quarterly component of $5 million per quarter, adjusted for inflation, and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013)(the "Base Management Fee"). For purposes of calculating the management service costs, the market value of Brookfield Renewable is equal to the aggregate value of all the outstanding units and other securities issued by the service recipients, plus all outstanding third-party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The company will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for BEPC's proportionate share of the Base Management Fee. BEPC's proportionate share of the Base Management Fee will be calculated on the basis of the value of BEPC's business relative to that of the partnership.
Relationship Agreement
Since inception, Brookfield Renewable has had a Relationship Agreement with Brookfield pursuant to which Brookfield has agreed, subject to certain exceptions, that Brookfield Renewable will serve as its primary vehicle through which it will directly or indirectly, acquire renewable power assets on a global basis. The company, being a controlled subsidiary of Brookfield Renewable is entitled to the benefits and subject to certain obligations under the Relationship Agreement.
TERP Brookfield Master Services Agreement
Since the acquisition of TerraForm Power on October 16, 2017, TerraForm Power had a management agreement (“TERP Brookfield Master Services Agreement”) with Brookfield. Prior to the company's acquisition of TerraForm Power, pursuant to the TerraForm Power Master Services Agreements, TerraForm Power paid management service costs on a quarterly basis calculated as follows:

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•For each of the first four quarters following October 16, 2017, a fixed component of $2.5 million per quarter (subject to proration for the quarter including October 16, 2017) plus 0.3125% of the market capitalization value increase for such quarter;
•For each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and
•Thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter was a negative number, then the market capitalization value increase was deemed to be zero. TerraForm Power’s management service costs have been included in the company’s interim consolidated statement of income based on its historical records.
The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition.
Governance Agreement
TerraForm Power entered into a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings and any controlled affiliate of Brookfield Asset Management (other than TerraForm Power and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.
The Governance Agreement established certain rights and obligations of TerraForm Power and controlled affiliates of Brookfield Asset Management that own voting securities of TerraForm Power relating to the governance of TerraForm Power and the relationship between such affiliates of BAM and TerraForm Power and its controlled affiliates.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.
The Governance Agreement was terminated after the completion of the TerraForm Power acquisition.
Power Services Agreements
Power Agency Agreements
Certain subsidiaries of the company entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sales of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.
Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to the company. Under this Agreement, the company paid an annual energy marketing fee commensurate to the services received. See Note 6 – Direct operating costs. On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to Brookfield Renewable.

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Other Agreements
Energy Revenue Agreement
In 2011, an agreement was entered into between Brookfield and several entities in the United States owned by the company. Brookfield supported the price that the company receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. In 2018, the parties entered into a further agreement which effectively amends the term to automatically renew until 2046 and provides Brookfield the right to terminate the agreement in 2036.
Other Agreements
Pursuant to a 20-year power purchase agreement, Brookfield purchased all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh. The energy rates were subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. On closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to Brookfield Renewable.
In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to the company for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Sponsor Line Agreement
On October 16, 2017, the company entered into the Sponsor Line with Brookfield Asset Management and one of its affiliates (the “Lenders”). The Sponsor Line establishes a $500 million secured revolving credit facility and provides for the Lenders to commit making LIBOR loans to the company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). The company may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, the company is required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.
The company was permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. Under certain circumstances, the company may be required to prepay amounts outstanding under the Sponsor Line.
During the three and nine months period ended September 30, 2020 and 2019, the company made no draws on the Sponsor Line. As at December 31, 2019, there were no amounts drawn under the Sponsor Line.
The sponsor line was terminated upon the completion of the TerraForm Power acquisition.
TERP Relationship Agreement
TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with BAM, which governed certain aspects of the relationship between BAM and TerraForm Power. Pursuant to the TERP Relationship Agreement, BAM agreed that TerraForm Power will serve as the primary vehicle through which BAM and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that BAM will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of BAM. The rights of TerraForm Power under the TERP Relationship Agreement are subject to certain exceptions and consent rights set out therein.
TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from BAM.
The TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition.
TERP Registration Rights Agreement
TerraForm Power also entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governed the rights and obligations

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of TerraForm Power, on the one hand, and BAM and its affiliates, on the other hand, with respect to the registration for resale of all or a part of TerraForm Power's common stock held by BAM or any of its affiliates that become party to the TERP Registration Rights Agreement.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the TERP Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the TERP Registration Rights Agreement.
The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition.
New Terra LLC Agreement
TerraForm Power and BRE Delaware, Inc. entered into an amended and restated limited liability company agreement of TerraForm Power, LLC, referred to as the New Terra LLC Agreement, dated October 16, 2017. The New Terra LLC Agreement, among other things, reset the incentive distribution right, or IDR, thresholds of TerraForm Power, LLC to establish a first distribution threshold of $0.93 per share of TerraForm Power's common stock and a second distribution threshold of $1.05 per share of TerraForm Power's common stock. As a result of the New Terra LLC Agreement, amounts distributed from TerraForm Power, LLC are distributed on a quarterly basis as follows:
•first, to TerraForm Power in an amount equal to TerraForm Power’s outlays and expenses for such quarter;
•second, to holders of TerraForm Power, LLC Class A units, referred to as Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TerraForm Power's common stock of $0.93 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TerraForm Power's common stock) if such amount were distributed to all holders of shares of TerraForm Power common stock;
•third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TerraForm Power's common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TerraForm Power's common stock) if such amount were distributed to all holders of shares of TerraForm Power's common stock; and
•thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.
TerraForm Power made no IDR payments during the three and nine months ended September 30, 2020 and 2019.
The New Terra LLC Agreement was amended upon the completion of the TerraForm Power acquisition to remove TerraForm Power, LLC’s obligations to make IDR payments.

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The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Revenues
Power purchase and revenue agreements	$60	$64	$285	$290
Direct operating costs
Energy purchases	$(2)	$(2)	$(7)	$(6)
Energy marketing fee	(3)	(5)	(7)	(24)
Insurance services(1)	(6)	(5)	(16)	(14)
	$(11)	$(12)	$(30)	$(44)
Interest expense
Borrowings	$(1)	$—	$(2)	$(3)
Management service costs	$(41)	$(28)	$(106)	$(72)
(1)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of our company. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2020 were less than $1 million (2019: less than $1 million).
18. SUBSEQUENT EVENTS
Subsequent to quarter-end, the company alongside institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $50 million, which are targeted for commercial operations in early 2023, with our company holding a 25% interest.
Subsequent to quarter end, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($61.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Our company did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering of exchangeable units.
Subsequent to quarter-end, the company executed the sale of a 40% equity interest in an 852 MW wind portfolio in the United States held by TerraForm Power for total proceeds of $264 million ($90 million net to the company).
Subsequent to quarter-end, the company completed the transaction to purchase its 192 MW hydroelectric facility in Louisiana that was previously operated under lease.
Subsequent to quarter-end, the company announced a three-for-two split of BEPC’s outstanding exchangeable shares.

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BROOKFIELD RENEWABLE CORPORATION

bep.brookfield.com/bepc

NYSE: BEPC
TSX: BEPC

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